Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    September 2007
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: September 21, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, September 21, 2007 Page 1 of 1

12.00 PM CET / 21-Sep-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Electrolux tackles sustainability issues profitably
“Making money and running a sustainable business go hand-in-hand,” says Electrolux President and CEO Hans Stråberg. “There is a consumer demand for products that meet high sustainability standards. Consumers are willing to pay more for such products.”
Electrolux has once again been selected for the prestigious Dow Jones Sustainability Index together with sustainability leaders from around the world.
“We are very proud to meet the requirements of the Dow Jones Sustainability Index, especially since the criteria are getting tougher every year,” says Stråberg. “Being a member of this exclusive index encourages us to continue conducting our business in a sustainable way and making further improvements.”
This is the eighth year Electrolux has been included in the Dow Jones Sustainability Index since the index’s inception in 1999. Electrolux is the only major household appliances company included in this year’s index.
The Dow Jones Sustainability Index is based on long-term economic, environmental and social performance among 10 % of the world’s 2,500 largest companies.
For press images and more information go to:
http://www.electrolux.com/node23.aspx?folderid=20449
http://www.sustainability-indexes.com/default.html
http://www.electrolux.com/sustainability
For further information contact Electrolux Media Hotline on +46 8 657 65 07
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.